Exhibit 12.01
CRESCENT REAL ESTATE EQUITIES LIMITED PARTNERSHIP
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	2006	2005	2004		2003		2002
		(As Restated See	(As Restated See		(As Restated See		(As Restated See
		Note 1)	Note 1)		Note 1)		Note 1)
Income from continuing operations before minority interests and income tax	$20,463	$28,827	$191,216		$56,140		$85,319
Minority interest from majority owned subsidiaries with no fixed charges	(406)	(440)	9		40		—
Distributions received in excess of earnings from unconsolidated companies	16,290	10,050	191		1,750		13,161
Equity in losses from unconsolidated company with guaranteed debt	(1,468)	(723)	(1,676)		(2,979)		(641)
Interest Expense	134,273	136,664	176,771		172,116		178,956
Amortization of Capitalized Interest	9,423	16,417	8,433		5,600		5,371
Portion of rent expense representative of interest	524	699	965		1,126		1,319
Amortization of Deferred Financing Costs	7,737	8,108	13,056		11,053		10,265

Earnings	$186,836	$199,602	$388,956		$244,846		$293,750

Interest Expense	$134,865 (1)	$136,969 (1)	$176,993	(1)	$172,351	(1)	$178,976
Capitalized Interest	33,681	21,932	15,850		18,267		16,984
Amortization of Deferred Financing Costs	7,737	8,108	13,056		11,053		10,265
GMAC Preferred Dividend	—	—	—		—		5,723
Portion of rent expense representative of interest	524	699	965		1,126		1,319

Fixed Charges	$176,807	$167,708	$206,864		$202,797		$213,267

Ratio of Earnings to Fixed Charges	1.06	1.19	1.88		1.21		1.38

(1)	Includes interest expense on debt at an unconsolidated company that is guaranteed by us.